SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Evergreen Solar, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

30033R306
(CUSIP Number)

February 17, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30033R306	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$4,846,000 aggregate principal amount of 4.0% Convertible Subordinated Additional Cash Notes due 2020 convertible into 1,114,023 Shares

$12,500,000 aggregate principal amount of 13.0% Convertible Senior Secured Notes due 2015 convertible into 1,094,263 Shares

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$4,846,000 aggregate principal amount of 4.0% Convertible Subordinated Additional Cash Notes due 2020 convertible into 1,114,023 Shares

$12,500,000 aggregate principal amount of 13.0% Convertible Senior Secured Notes due 2015 convertible into 1,094,263 Shares

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$4,846,000 aggregate principal amount of 4.0% Convertible Subordinated Additional Cash Notes due 2020 convertible into 1,114,023 Shares

$12,500,000 aggregate principal amount of 13.0% Convertible Senior Secured Notes due 2015 convertible into 1,094,263 Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.96%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30033R306	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS GLG Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
$4,846,000 aggregate principal amount of 4.0% Convertible Subordinated Additional Cash Notes due 2020 convertible into 1,114,023 Shares

$12,500,000 aggregate principal amount of 13.0% Convertible Senior Secured Notes due 2015 convertible into 1,094,263 Shares

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
$4,846,000 aggregate principal amount of 4.0% Convertible Subordinated Additional Cash Notes due 2020 convertible into 1,114,023 Shares

$12,500,000 aggregate principal amount of 13.0% Convertible Senior Secured Notes due 2015 convertible into 1,094,263 Shares

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$4,846,000 aggregate principal amount of 4.0% Convertible Subordinated Additional Cash Notes due 2020 convertible into 1,114,023 Shares

$12,500,000 aggregate principal amount of 13.0% Convertible Senior Secured Notes due 2015 convertible into 1,094,263 Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.96%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

CUSIP No. 30033R306	13G	Page 4 of 8 Pages

Item 1 (a).	NAME OF ISSUER.

Evergreen Solar, Inc., a Delaware corporation (the “Company”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

138 Bartlett Street Marlboro, Massachusetts 01752

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the Shares (as defined in Item 2(d) below) of the Company:

Investment Manager

GLG Partners, LP (the "Investment Manager"), with respect to the Shares held by certain funds and managed accounts to which the Investment Manager serves as investment manager (collectively, the "GLG Funds").

General Partner

GLG Partners Limited (the “General Partner”), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each Reporting Person is: c/o GLG Partners LP 1 Curzon Street London W1J 5HB United Kingdom

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value (the “Shares”)

CUSIP No. 30033R306	13G	Page 5 of 8 Pages

Item 2(e).	CUSIP NUMBER:

30033R306

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
If this statement is filed pursuant to Rule 13d-1(c). check this box. ☒

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The Company's Prospectus filed pursuant to Rule 424(b)(3) on February 9, 2011, indicates that as of October 2, 2010, there were 34,818,011 Shares outstanding. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on the Company’s outstanding Shares and assumes the conversion of the reported 4.0% Convertible Subordinated Additional Cash Notes due 2020 and 13.0% Convertible Senior Secured Notes due 2015.

CUSIP No. 30033R306	13G	Page 6 of 8 Pages

The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner and GLG Inc. hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 28, 2011, by and among GLG Partners LP and GLG Partners Limited.

CUSIP No. 30033R306	13G	Page7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

DATED:  February 28, 2011

GLG PARTNERS LP

By:	/s/ Victoria Parry
Name: Victoria Parry
Title: Head of Product Legal

GLG PARTNERS LIMITED,
Individually and in its capacity as General Partner of GLG Partners LP

By:	/s/ Emmanuel Roman
Name: Emmanuel Roman
Title: Co CEO/COO

CUSIP No. 30033R306	13G	Page 8 of 8 Pages

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.01 per share, of Evergreen Solar, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED:  February 28, 2011

GLG PARTNERS LP

By:	/s/ Victoria Parry
Name: Victoria Parry
Title: Head of Product Legal

GLG PARTNERS LIMITED,
Individually and in its capacity as General Partner of GLG Partners LP

By:	/s/ Emmanuel Roman
Name: Emmanuel Roman
Title: Co CEO/COO